UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

David Fortunato
Chief Executive Officer
Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, CA 94301

Re: Wealthfront Corporation
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted on August 22, 2025
CIK No. 0001524566

Dear David Fortunato:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Select Defined Terms, page iii

1. We note the response to prior comment 2. On page iii, of this amended filing, we note that the Company has eliminated the words “after tax” in the term formerly referred to as “Net of fee after tax returns” and now refers to the term as “Net-of-fee returns. However, the definition still refers to “the investment return that a client earns net of any fees we charge and amounts due for taxes.” Please either update the definition to eliminate the reference to the amounts due for taxes or revise to address how the respective taxes for each of the individual clients is determined.

2. Please revise to provide separate definitions for “clients” and for “customers” clearly identifying each for the different financial products offered by the Company.

Prospectus Summary
Diverse Financial Products, page 12

3. We note your revised disclosure and responses to prior comments 3, 7 and 10. Please revise the bullet points on page 13 or where appropriate in the Summary to explain in plain language how you generate revenues and incur expenses from each of the listed products and services. Currently the disclosure focuses on what clients are enabled to do, but it is unclear how you generate revenues from these products and services. Additionally, please identify the counterparties and/or agreements through which you generate these revenues and explain the structure of the key terms; for example, whether the revenues are flat fee based, a percentage of volume, etc. Where you provide more detailed information in MD&A and/or Business, please include a cross reference as appropriate. Please also provide approximate quantification of the percentage of your revenues provided by each of the four aspects of your business. In this regard, it appears that Cash Management and Investment Advisory are responsible for significantly more revenue than Borrowing and Lending and Financial Planning.

Management's Discussion and Analysis
Our Revenue Model
Cash Management, page 104

4. We are continuing to evaluate your response to prior comment 10. Please address the following:
   - Provide us with the “Client Brokerage and Custody Agreement”
   - Provide us with the contractual agreement between the Company and the program banks.
   - Provide an enhanced analysis supporting your conclusion that the client is considered the customer to the Company pursuant to ASC 606. As part of your response, please also address whether you believe the program banks are customers under ASC 606 given you are ultimately recording revenue (cash account fees) based on the cash flows paid by the program banks to you.
   - Regarding client funds, address the detailed process of the deposit of client funds indicating if the client directly deposits the funds and to where (e.g. the program banks) and identify the legal owner of the deposited funds. Indicate if the funds are held in the client’s name, and if not, describe how the funds are held by the program banks.
   - Indicate if all clients are considered to be Wealthfront Brokerage LLC clients, and provide your accounting analysis supporting your conclusion that client funds transferred to one or more program banks are off-balance sheet accounts to the Company.
   - Address the process for the transfer of individual client funds, participating in the cash sweep program, to and from the program banks to R&T Deposit Solutions (i.e. R&T) and the timing of these activities.

- Address the process for the withdrawal of individual client funds from the program banks, including how the client notifies (you or the program bank) when it wants to withdraw funds.
- Tell us your understanding of how the program banks are reflecting the client funds on their balance sheets, the related payments they make to you and your clients on their statement of operations, and the accounting for the establishment of the required regulatory reserves for the deposits held.

5. As it relates to the daily cash sweep rates and fees earned by the participating parties, please address the following:
   - Please revise to clarify, if true, that when cash sweep transactions occur, the clients money is moved from the program banks to R&T and subsequently back to the program banks, the clients are allowed to earn a stated rate of interest, the program banks receive a stated interest rate, and both the company and R&T Solutions receives a fee, which is recorded as revenue and a cost of revenue respectively.
   - Provide detailed disclosures which address how the rates are determined and earned by the program banks and how these rates are impacted by the rates earned by the clients and how the rates earned by both of these entities impacts the end result cash fee rates earned by the Company.
   - Please explain what is meant by the phrase that through the cash sweep program, the company "allows clients" to earn a stated rate of interest.

6. Please provide us with your detailed accounting analysis addressing ASC 606-10-25-1 paragraphs a through e.

7. Please revise to address the distinct goods or services provided by both the company and the program banks to the clients with reference to ASC 606-10-25-19 through 25-22.

8. Please revise to tell us how you considered the activities of the program banks when determining the principal in the evaluation of ASC 606-10-55-36 through 55-40.

9. We note your response to prior comment 13 and your disclosure that the program banks pay you a rate that is equal to a major benchmark plus a separate fixed fee. You further say that you do not retain any portion of the interest provided on you clients' cash, but then say that you pass along the "majority" of the wholesale rates paid by the program banks. Please clarify if you generate revenue from the interest rate paid by the banks on the clients' cash, or if you only receive revenue from the separate fee the program banks agree to pay on the clients' cash that is swept to them.

10. We note your response to prior comment 13 in which you state that disclosure of the range of fees or rates received from program banks or historical ranges or averages is not material because the effects are reflected in your revenue. However, we note that your website disclosure states that you receive a fee from each program bank, in a disclosed range of 0.99% to 2.00% annualized of average deposits. Given that fees from program banks appear to represent a primary source of revenue, please revise to include in your registration statement additional detail regarding the structure and variability of these fees, including the range of fees or rates received, or advise.

Results of Operations
Total Revenue
Cash Management, page 114

11. Please revise to disclose the cash account fee rates recognized during each period presented. We note the disclosure that the change in cash account fees shared with clients increased in November 2023 which caused the cash account fee rates to decline in the fiscal year ended January 31, 2025.

12. Please revise your discussion of the changes in cash management revenue from period to period, to address and quantify the separate impact of both changes in the volume of cash management and net deposits and the impact of changes in the cash account fee rate, as well as the impact on what is earned by program banks involved in the cash sweep transactions with R&T.

Borrowing and Lending, page 135

13. We note your response to our prior comment 4. Please discuss any regulations applicable to the company or its clients in regards to the borrowing and lending of securities discussed here.

Business
Diverse Financial Products
Cash Management, page 135

14. We note your response to our prior comment 3. Please expand here to more generally explain Wealthfront's Cash Sweep program as you have in your response and on your website. For instance, clarify that your cash sweep program is provided via R&T Insured Deposits Program, operated by R&T and that a list of program banks is available on your website. Please explain if all funds in cash accounts participate in the sweep program or if that is something account holders need to opt in to. If material, explain the extent to which funds that are in transit through the Company to program banks are insured, protected by SIPC, etc., and the applicable dollar amount of any such insurance, protection, etc. In that regard, clarify if there is a point when the cash in the cash management accounts is not protected, and discuss any related risks or impacts that are reasonably likely to be material to you. To the extent practicable, expand upon your disclosure to substantiate your claim that your clients are provided an industry-leading APY. We note your disclosure here only indicates APY on the cash account as of January 31, 2025.

15. We also note your response to prior comment 3 that identifies an agreement between your subsidiary, Wealthfront Brokerage LLC, and your provider of deposit sweep services, R&T Deposit Solutions. In an appropriate section of the prospectus, please disclose the material terms of such agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

16. We note your response to our prior comment 21. Please name your banking partners and file your agreements with the banking partners as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Our Platform
Client Experience: Trust and Transparency, page 137

17. We note your response to prior comments 20 and 22 and your revisions to remove the statement that you pass along cost savings from automation to clients. We note your disclosure that you are uniquely able to offer lower cost solutions at superior value because of automation. Please substantiate your claim that you are able to uniquely offer lower cost solutions at superior value, or revise to state that as a belief.

18. In addition, we note your revised disclosure in footnote 26 on page 137, including that you selected competitors you believe offer similar products. Please advise us of the names of the "four large competing financial institutions" and advise us of the extent to which other entities more similar to you provide similar products.

Fast and Frictionless Money Movement, page 138

19. We note your disclosure that you do not control fees charged by a client's receiving institution, and that you disclose to clients that their transactions are subject to any fees or timing constraints that their "own banks" may impose. Please clarify what is meant by the client's "own banks."

Note 2. Summary of Significant Accounting Policies Revenue Recognition Other Revenue, page F-9

20. We note your response to prior comment 25 and it is unclear how the guidance cited serves as a basis to record interest revenue net of interest expense (net interest margin revenue) as a component of other revenue. Given the material amount of margin loans separately presented on the consolidated balance sheet, which are reflected as 'Due From Clients," please address with reference to guidance in ASC 606 and Rule 9-04 of Regulation S-X, why interest revenue should not be separately disclosed from interest expense for the periods presented.

Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael Brown